EXHIBIT 99.5

ADDENDUM TO
SERIES B CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

This Addendum dated this 26th day of August, 2009 modifies that certain Series B Convertible Preferred Stock Purchase Agreement including any and all addendums thereto (the “Agreement”) by and between ECHO METRIX, INC., a Delaware corporation (“Company”) and ROCK ISLAND CAPITAL, LLC, a Florida limited liability company, or its assignees, (“Buyer”) for the purchase and sale of the Purchase Shares as such is defined in the Agreement.  The provisions of this Addendum are intended to and shall supersede any provisions to the contrary contained in the Agreement.  The parties hereby further agree as follows:

The Agreement is hereby amended as follows:

1.	Section 2.4 of the Agreement shall be amended and replaced with the following:

Delivery of Purchase Price.  The aggregate Purchase Price shall be paid by the Buyer to the Company by wire transfer in the following three tranches: (1) the sum of $1,000,000.00 shall be wire transferred to Company in accordance with the wire transfer instructions attached hereto on or before September 4, 2009.; (2) , the sum of $1,000,000.00 shall be wire transferred to Company no later than October 14, 2009;  and (3) a final payment of $3,000,000.00 shall be wire transferred to Company no later than December 2, 2009.

2.	Section 8.1 of the Agreement shall be amended and replaced with the following:

In the event that the Buyer shall fail to pay the first tranche payment of $1,000,000 on or before September 4, 2009, this Agreement shall become null and void and of no further force and effect.  In the event that Buyer shall fail to pay the second or third tranche payments beyond applicable cure periods, from and after such date, the Seller may terminate the Agreement and the same shall become null and void, provided however that Company shall, in any event, retain the portion of the Purchase Price paid and shall immediately issue Buyer the Purchase Shares in a pro-rata amount equal to the value of the amount paid (i.e. 110,011 shares for each $1,000,000 paid).  If Buyer shall fail to pay the second or third tranche payment, Seller shall have no right to pursue any other remedy against Buyer except as set forth in this Section 8.1.

3.     Company hereby acknowledges the receipt of $100,000.00 from Buyer and such amount constitutes a portion of the first tranche payment due on or before September 4, 2009.  For clarity, the remaining amount due on or before September 4, 2009 is $900,000.00, which, together with the $100,000.00 already received by Company, will equal a total of $1,000,000.00.

4.     Except as modified herein, the terms of the Agreement are hereby ratified and confirmed.

5.	All capitalized terms herein shall have the same meaning as in the Agreement.

SIGNATURES FOLLOW ON NEXT PAGE

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals the day and year first above written.

COMPANY:		PURCHASER:
ECHO METRIX, INC.,		ROCK ISLAND CAPITAL, LLC,
a Delaware corporation		a Florida limited liability company

By:	/s/ Jeffrey Greene	By:	/s/Richard Grossfeld
Its:	Chief Executive Officer	Its:	Managing Member
Dated:	8/27/09	Dated:	8/27/09